Subject to Completion, Pricing Supplement dated May 29, 1998

PROSPECTUS Dated March 26, 1998                   Pricing Supplement No. 20 to
PROSPECTUS SUPPLEMENT                     Registration Statement No. 333-46935
Dated March 26, 1998                                   Dated            , 1998
                                                                Rule 424(b)(3)
                                 $100,000,000
                       Morgan Stanley Dean Witter & Co.

               CANON INC. 3% CURRENCY PROTECTED SECURITIES ("CPS(SM)")
                               DUE JUNE 15, 2000
                          MEDIUM-TERM NOTES, SERIES C

               The 3% Currency Protected Securities Due June 15, 2000 (the "Canon CPS") are Medium-Term Notes, Series C (Senior Fixed Rate Notes) of Morgan Stanley Dean Witter & Co. (the "Company"), as further described below and in the Prospectus Supplement under "Description of Notes--Fixed Rate Notes" and "--Exchangeable Notes." The Canon CPS permit the investor to participate in the price fluctuations of the common stock, Yen50 par value per share (the "Canon Stock"), of Canon Inc., a company incorporated under the laws of Japan ("Canon"), without being affected by future changes in the Japanese Yen/U.S. Dollar exchange rate. See "Hypothetical Movements in the Japanese Yen/U.S. Dollar Exchange Rate" in this Pricing Supplement. The Canon Stock is quoted in Japanese Yen on the Tokyo Stock Exchange. As of
    , 1998, the Market Price of Canon Stock was                 Japanese Yen.

               The principal amount of each Canon CPS being offered hereby
will be $      (the "Issue Price"), which equals the quotient of (a) the
Initial Stock Price of 50 shares (the "Initial Share Control Amount") of Canon
Stock divided by (b) an exchange rate of           Japanese Yen per U.S.
Dollar. The Canon CPS will mature on June 15, 2000. Interest on the Canon CPS, at the rate of 3% of the principal amount per annum, is payable semiannually in arrears on each June 15 and December 15, beginning December 15, 1998. Interest on the Canon CPS will accrue at a higher rate than the rate at which dividends have been paid to date on the Canon Stock.

               At maturity (including as a result of acceleration or otherwise), the Company will, with respect to the principal amount of each Canon CPS, deliver either (i) an amount in U.S. Dollars equal to the product of the principal amount thereof and the Stock Percentage Change (the "Cash Amount") or (ii) if the holder so elects, the Equivalent Share Amount (see "Right to Receive the Equivalent Share Amount" in this Pricing Supplement).
The Stock Percentage Change is a fraction, the numerator of which will be the Final Stock Price and the denominator of which will be the Initial Stock
Price. The Initial Stock Price will equal the Market Price of Canon Stock on the Pricing Date. The Final Stock Price will equal the Market Price of Canon Stock on the Determination Date, which will be June 7, 2000, subject to certain market disruption events. See "Exchange at Maturity" and "Antidilution Adjustments" in this Pricing Supplement.

               Canon is not affiliated with the Company, is not involved in this offering of Canon CPS and will have no obligations with respect to the Canon CPS. See "Historical Information" in this Pricing Supplement for information on the range of Market Prices for Canon Stock on the Tokyo Stock Exchange.

               The Company will cause the Market Price and any antidilution adjustments to be determined by the Calculation Agent for The Chase Manhattan Bank, as Trustee under the Senior Debt Indenture.

      As a result of the formula for determining the amount payable at the maturity of the Canon CPS, a holder may receive more or less than the Issue Price per Canon CPS at maturity. In addition, an investment in the Canon CPS entails risks not associated with similar investments in a conventional debt security, as described under "Risk Factors" on PS-6 and PS-7 herein.

               Application will be made to list the Canon CPS on the American Stock Exchange, Inc. ("AMEX"), subject to meeting the AMEX listing requirements. It is not possible to predict whether the Canon CPS will meet the AMEX listing requirements or trade in the secondary market or if such market will be liquid or illiquid.

                                --------------

               PRICE  $      PER CANON CPS AND ACCRUED INTEREST

                                --------------

                                                Agent's          Proceeds to
                     Price to Public(1)      Commissions(2)      Company(1)
                     ------------------      --------------      -----------
Per Canon CPS...             $                     $                  $
Total...........             $                     $                  $

------------
(1) Plus accrued interest, if any, from             , 1998.

(2) The Company has agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act of 1933.

                          MORGAN STANLEY DEAN WITTER


                     (This page intentionally left blank)


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE DELIVERED PRIOR TO THE TIME A FINAL PRICING SUPPLEMENT IS DELIVERED. THIS PRICING SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABLILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CANON CPS OR THE CANON STOCK. SPECIFICALLY, THE AGENT MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE CANON CPS OR THE CANON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "USE OF PROCEEDS AND HEDGING" IN THIS PRICING SUPPLEMENT AND "PLAN OF DISTRIBUTION" IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT.

Capitalized terms not defined herein have the meanings given to such terms in the accompanying Prospectus Supplement.

Principal Amount..............   $

Maturity Date.................   June 15, 2000

Interest Rate.................   3% per annum.

Interest Payment Dates........   June 15 and December 15, beginning December
                                 15, 1998

Specified Currency............   U.S. Dollars

Issue Price...................   $       per Canon CPS, which equals the
                                 quotient of (a) the Initial Stock Price times the Initial Share Control Amount divided by
                                 (b) the Initial FX Rate.

Original Issue Date
(Settlement Date).............                      , 1998

Pricing Date..................   For the purpose of determining the Initial
                                 Stock Price and the Initial FX Rate, the
                                 Pricing Date will be the Trading Day in Tokyo next succeeding the day on which the offering of the Canon CPS is completed in the United
                                 States.

CUSIP.........................

Book Entry Note or
Certificated Note.............   Book Entry

Senior Note or Subordinated
Note..........................   Senior

Denominations.................   $       and integral multiples thereof

Trustee.......................   The Chase Manhattan Bank

Agent.........................   Morgan Stanley & Co. Incorporated

Amount Payable at Maturity....   At maturity (including as a result of
                                 acceleration or otherwise), the Company will, with respect to the principal amount of each Canon CPS, upon delivery of such Canon CPS to the Trustee, deliver either (i) an amount in U.S. Dollars equal to the product of the principal amount thereof and the Stock
                                 Percentage Change (the "Cash Amount") or (ii) if the holder so elects, the Equivalent Share
                                 Amount.  See "Right to Receive Equivalent
                                 Share Amount."

                                 The Company shall, or shall cause the
                                 Calculation Agent to, deliver U.S. Dollars
                                 (or Canon ADRs, if any holder of the Canon CPS exercises the Right to Receive the Equivalent Share Amount) to the Trustee for delivery to the holders. References to payment "per
                                 Canon  CPS" refer to each $      principal
                                 amount of any Canon CPS.

Stock Percentage Change.......   The Stock Percentage Change is a fraction,
                                 the numerator of which will be the Final
                                 Stock Price and the denominator of which will be the Initial Stock Price.

Initial Stock Price...........   Yen       , the Market Price of one share of
                                 Canon Stock on the Pricing Date, as
                                 determined by the Calculation Agent.

Final Stock Price.............   The product of the Market Price of one share
                                 of Canon Stock and the Share Ratio, each as determined on the Determination Date by the Calculation Agent.

Initial Share Control Amount..   50

Initial FX Rate...............           Japanese Yen per U.S. $1.00, the
                                 Japanese Yen/U.S. dollar exchange rate as of the Pricing Date.

Share Ratio...................   The Share Ratio will initially be set at 1.0,
                                 but will be subject to adjustment upon the occurrence of certain corporate events through and including the Determination Date. See
                                 "Antidilution Adjustments" below.

Right to Receive the
Equivalent Share Amount.......   On or prior to the fifteenth Business Day
                                 prior to the Maturity Date, holders of Canon
                                 CPS will be entitled, upon completion by the holder and delivery to the Company and the Calculation Agent of an Official Notice of
                                 Exercise of Right to Receive Equivalent Share
                                 Amount (in the form of Annex A attached
                                 hereto) prior to 11:00 a.m., New York City time on such date, to elect to receive the Equivalent Share Amount at maturity, in lieu of the Cash Amount, unless it is not reasonably practicable at such time for the Calculation Agent, in the opinion of the Calculation Agent, to obtain such Equivalent
                                 Share Amount, in which case the Cash Amount will be paid.

Equivalent Share Amount.......   The Equivalent Share Amount for any Canon CPS
                                 means an amount of American Depositary
                                 Shares, as determined by the Calculation
                                 Agent, representing Canon Stock ("Canon
                                 ADRs") equivalent to the Cash Amount
                                 otherwise payable on such Canon CPS
                                 determined as follows.  The Equivalent Share
                                 Amount will be a number of Canon ADRs
                                 resulting from the conversion into Canon ADRs
                                 (at the then current ratio of Canon Stock to Canon ADRs) of a number of shares of Canon
                                 Stock having an aggregate Market Price on the Determination Date equal to the Cash Amount multiplied by the Final FX Rate; provided that the Cash Amount shall be reduced by the cost of converting such Canon Stock into Canon ADRs assessed by Morgan Guaranty Trust
                                 Company of New York, as Depositary for such Canon ADRs (together with any successor depositary, the "Canon ADR Depositary")
                                 (estimated to be $0.05 per share of Canon
                                 Stock, or $2.50 per Canon CPS, subject to any adjustment of the Share Ratio) and by any tax or other governmental charge levied in connection with such conversion; and provided further that the Company will pay cash in lieu of delivering fractional Canon ADRs, in an amount as determined by the Calculation
                                 Agent. The Equivalent Share Amount will be delivered to the investor on the later of (i) the Maturity Date and (ii) the first Business
                                 Day when Canon ADRs are available with
                                 respect to shares of Canon Stock submitted to the Canon ADR Depositary for conversion into Canon ADRs on the Business Day immediately succeeding the Determination Date. In the event of certain Market Disruption Events, the delivery of such Canon ADRs may be delayed until after the Maturity Date.

Final FX Rate.................   The Japanese Yen/U.S. dollar exchange rate as
                                 of 1:00 p.m. (Tokyo time) on the
                                 Determination Date as determined by reference to Reuters Screen TKYFX, as determined by the Calculation Agent on the Determination Date.

Determination Date............   June 7, 2000, or if such day is not a Trading
                                 Day or if there is a Market Disruption Event on such day, the Determination Date will be the immediately succeeding Trading Day during which no Market Disruption Event shall have occurred; provided that the Determination
                                 Date will be no later than the second
                                 scheduled Trading Day preceding the Maturity
                                 Date, notwithstanding the occurrence of a Market Disruption Event on such second scheduled Trading Day.

Market Price..................   The Market Price for any security for any
                                 date means the official closing price
                                 (afternoon session, as applicable) of such security as reported by the principal exchange on which such security is traded on such date. If the official closing price is not available for any reason (including, without limitation, the occurrence of a Market
                                 Disruption Event), the Market Price for such security for any date shall be the mean, as determined by the Calculation Agent, of the bid prices for such security obtained from as many dealers in such security, but not exceeding three, as will make such bid prices available to the Calculation Agent after 3:00 p.m. (local time in such principal market) on such date.

Trading Day...................   A day on which trading is generally conducted
                                 on the Tokyo Stock Exchange ("TSE"), and in the over-the-counter market for equity securities in the United States and Japan, as determined by the Calculation Agent.

Business Day..................   Any day other than a Saturday or Sunday, that
                                 is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The
                                 City of New York or in Tokyo.

Calculation Agent.............   Morgan Stanley & Co. Incorporated ("MS & Co.")

                                 For potential conflicts of interest that may exist between the Calculation Agent and the holders of the Canon CPS, see "Risk Factors" below. MS & Co. is obligated to carry out its duties as Calculation Agent in good faith using its reasonable judgment.

                                 All percentages resulting from any
                                 calculation on the Canon CPS will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to
                                 9.87655% (or .0987655)), and all dollar
                                 amounts used in or resulting from such
                                 calculation will be rounded to the nearest cent with one-half cent being rounded upwards.

Risk Factors..................   An investment in the Canon CPS entails
                                 significant risks not associated with similar investments in a conventional debt security, including the following:

                                 The Canon CPS combine features of equity and debt instruments. For example, holders of Canon CPS, unlike holders of Canon Stock, will not be entitled to receive dividends, if any, that may be payable on Canon Stock. In addition, the terms of the Canon CPS differ from those of ordinary debt securities in that the amount due at maturity is not fixed, but is based on the price of the Canon Stock at maturity. Because the price of the Canon Stock is subject to market fluctuations, the amount of cash or the value of the ADRs received by a holder of Canon CPS at maturity, determined as described herein, may be more or less than the principal amount of the Canon CPS. If the Final Stock Price is less than the Initial Stock Price, the amount of cash or the value of the ADRs receivable upon exchange will be less than the principal amount of the Canon CPS, in which case an investment in the Canon CPS may result in a loss.

                                 Although the amount that holders of the Canon CPS are entitled to receive at maturity is subject to adjustment for certain corporate events, such adjustments do not cover all events that could affect the Market Price of the Canon Stock, including, without limitation, the occurrence of a partial tender or exchange offer for the Canon Stock by Canon or any third party. Such other events may adversely affect the market value of the Canon CPS or any ADRs allocated on the Determination Date (but not received by the holder until maturity) pursuant to such holder's election to receive the Equivalent Share Amount.

                                 There can be no assurance as to whether there will be a secondary market in the Canon CPS or, if there were to be such a secondary market, whether such market will be liquid or illiquid. Securities with characteristics similar to the Canon CPS are novel securities, and there is currently no secondary market for the Canon CPS.

                                 The market value for the Canon CPS will be affected by a number of factors in addition to the creditworthiness of the Company and the value of Canon Stock, including, but not limited to the dividend rate on Canon Stock, market interest and yield rates and the time remaining to the maturity of the Canon CPS.
                                 In addition, the value of Canon Stock depends on a number of interrelated factors, including economic, financial and political events, that can affect the capital markets generally and the market segment of which Canon is a part and over which the Company has no control. The market value of the Canon CPS is expected to depend primarily on changes in the Market Price of Canon Stock. The price at which a holder will be able to sell Canon CPS prior to maturity may be at a discount, which could be substantial, from the principal amount thereof, if, at such time, such Market Price is below, equal to or not sufficiently above the Initial Stock Price. The historical Market Prices of Canon Stock should not be taken as an indication of Canon Stock's future performance during the term of any Canon CPS.

                                 The Company is not affiliated with Canon and, although the Company as of the date of this Pricing Supplement does not have any material non-public information concerning Canon, corporate events of Canon, including those described below in "Antidilution Adjustments," are beyond the Company's ability to control and are difficult to predict.

                                 Canon is not involved in the offering of the Canon CPS and has no obligations with respect to the Canon CPS, including any obligation to take the interests of the Company or of holders of Canon CPS into consideration for any reason. Canon will not receive any of the proceeds of the offering of the Canon CPS made hereby and is not responsible for, and has not participated in, the determination of the timing of, prices for or quantities of, the Canon CPS offered hereby.

                                 Holders of the Canon CPS will not be entitled to any rights with respect to the Canon Stock (including, without limitation, the right to receive dividends or other distributions, voting rights and the right to tender or exchange Canon Stock in any partial tender or exchange offer by Canon or any third party).

                                 Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation Agent and the holders of the Canon CPS, including with respect to certain adjustments to the Share Ratio and other antidilution adjustments that may influence the determination of the amount of cash receivable at the maturity of the Canon CPS. See "Antidilution Adjustments" and "Market Disruption Event."

                                 It is suggested that prospective investors who consider purchasing the Canon CPS should reach an investment decision only after carefully considering the suitability of the Canon CPS in light of their particular circumstances.

                                 Investors should also consider the tax
                                 consequences of investing in the Canon CPS, certain aspects of which are uncertain. See "United States Federal Income Taxation" below.

Antidilution Adjustments......   The Share Ratio (and, in the case of
                                 paragraph 5 below, the determination of the Cash Amount) will be adjusted as follows:

                                     1. If Canon Stock is subject to a stock
                                 split or reverse stock split, then once such split has become effective, the Share Ratio will be adjusted to equal the product of the prior Share Ratio and the number of shares issued in such stock split or reverse stock split with respect to one share of Canon Stock.

                                     2. If Canon Stock is subject (i) to a stock
                                 dividend (issuance of additional shares of Canon Stock) that is given ratably to all holders of shares of Canon Stock or (ii) to a distribution of Canon Stock as a result of the triggering of any provision of the corporate charter of Canon by any shareholder that is not a holder of the Canon CPS, then once the dividend has become effective and Canon Stock is trading ex-dividend, the Share Ratio will be adjusted so that the new Share Ratio shall equal the prior Share Ratio plus the product of
                                 (i) the number of shares issued with respect to one share of Canon Stock and (ii) the prior Share Ratio.

                                     3. There will be no adjustments to the
                                 Share Ratio to reflect cash dividends or other distributions paid with respect to Canon Stock other than distributions described in clause
                                 (v) of paragraph 5 below and Extraordinary
                                 Dividends as described below. A cash dividend or other distribution with respect to Canon Stock will be deemed to be an "Extraordinary Dividend" if such dividend or other distribution exceeds the immediately preceding non-Extraordinary Dividend for Canon Stock by an amount equal to at least 10% of the Market Price of Canon Stock on the Trading Day preceding the ex-dividend date for the payment of such Extraordinary Dividend (the "ex-dividend date"). If an Extraordinary Dividend occurs with respect to Canon Stock, the Share Ratio with respect to Canon Stock will be adjusted on the ex-dividend date with respect to such Extraordinary Dividend so that the new Share Ratio will equal the product of
                                 (i) the then current Share Ratio and (ii) a fraction, the numerator of which is the Market Price on the Trading Day preceding the ex-dividend date, and the denominator of which is the amount by which the Market Price on the Trading Day preceding the ex-dividend date exceeds the Extraordinary Dividend Amount. The "Extraordinary Dividend Amount" with respect to an Extraordinary Dividend for Canon Stock will equal (i) in the case of cash dividends or other distributions that constitute quarterly dividends, the amount per share of such Extraordinary Dividend minus the amount per share of the immediately preceding non-Extraordinary Dividend for Canon Stock or
                                 (ii) in the case of cash dividends or other distributions that do not constitute quarterly dividends, the amount per share of such Extraordinary Dividend. To the extent an Extraordinary Dividend is not paid in cash, the value of the non-cash component will be determined by the Calculation Agent, whose determination shall be conclusive. A distribution on the Canon Stock described in clause (v) of paragraph 5 below that also constitutes an Extraordinary Dividend shall cause an adjustment to the Share Ratio pursuant only to clause (v) of paragraph 5.

                                      4. If Canon issues rights or warrants to
                                 all holders of Canon Stock to subscribe for or purchase Canon Stock at an exercise price per share less than the Market Price of the Canon Stock on (i) the date the exercise price of such rights or warrants is determined and (ii) the expiration date of such rights or warrants, and if the expiration date of such rights or warrants precedes the maturity of the Canon CPS, then the Share Ratio will be adjusted to equal the product of the prior Share Ratio and a fraction, the numerator of which shall be the number of shares of Canon Stock outstanding immediately prior to such issuance plus the number of additional shares of Canon Stock offered for subscription or purchase pursuant to such rights or warrants and the denominator of which shall be the number of shares of Canon Stock outstanding immediately prior to such issuance plus the number of additional shares of Canon Stock which the aggregate offering price of the total number of shares of Canon Stock so offered for subscription or purchase pursuant to such rights or warrants would purchase at the Market Price on the expiration date of such rights or warrants, which shall be determined by multiplying such total number of shares offered by the exercise price of such rights or warrants and dividing the product so obtained by such Market Price.

                                     5. If (i) there occurs any reclassification
                                 or change of Canon Stock, (ii) Canon, or any surviving entity or subsequent surviving entity of Canon (a "Canon Successor") has been subject to a merger, combination or consolidation and is not the surviving entity, (iii) any statutory exchange of securities of Canon or any Canon Successor with another corporation occurs (other than pursuant to clause (ii) above), (iv) Canon is liquidated, (v) Canon issues to all of its shareholders equity securities of an issuer other than Canon (other than in a transaction described in clauses
                                 (ii), (iii) or (iv) above) (a "Spin-off Event") or (vi) a tender or exchange offer is consummated for all the outstanding shares of Canon Stock (any such event in clauses (i) through (vi) a "Reorganization Event"), the method of determining the amount payable at maturity for each Canon CPS will be adjusted to provide that each holder of Canon CPS will receive at maturity, in respect of the principal amount of each Canon CPS and in lieu of the Cash Amount, U.S. Dollars in an amount equal to the Transaction Value (as defined below); provided that, if the Exchange Property (as defined below) received in any such Reorganization Event consists only of cash, the maturity date of the Canon CPS will be deemed to be accelerated to the date on which such cash is distributed to holders of Canon Stock. "Exchange Property" means the securities, cash or any other assets distributed in any such Reorganization Event, including, in the case of a Spin-off Event, the share of Canon Stock with respect to which the spun-off security was issued. "Transaction Value" means (i) for any cash received in any such Reorganization Event, the amount of cash received per share of Canon Stock multiplied by the product of the Initial Share Control Amount and the then current Share Ratio divided by the Initial FX Rate, (ii) for any property other than cash or securities received in any such Reorganization Event, the market value (as determined by the Calculation Agent) of such Exchange Property received for each share of Canon Stock at the date of the receipt of such Exchange Property multiplied by the product of the Initial Share Control Amount and the then current Share Ratio divided by the Initial FX Rate and (iii) for any security received in any such Reorganization Event, an amount equal to the Market Price per share of such security on the Determination Date multiplied by the quantity of such security received for each share of Canon Stock multiplied by the product of the Initial Share Control Amount and the then current Share Ratio divided by the Initial FX Rate.

                                     6. In the event of a general revaluation of
                                 the Japanese Yen pursuant to any governmental action by Japan, the Share Ratio will be adjusted by the Calculation Agent so that the new Share Ratio will reflect the effect of such revaluation on the Japanese Yen /U.S. dollar exchange rate. For example, if Japan were to revalue the Yen by the issuance of a new currency (the "New Currency") whose value per currency unit against the U.S. dollar was equivalent to a multiple or fraction of the then prevailing Japanese Yen/U.S. dollar rate (and the price of Canon Stock was to be quoted in such New Currency), the Market Price will be determined by reference to the market price of Canon Stock as quoted in such New Currency and the Share Ratio will be adjusted by such multiple or fraction so that the US dollar value of the Canon CPS would remain constant i.e. the Cash Amount, if determined immediately after such revaluation would be the same as the Cash Amount as determined immediately prior to such revaluation.

                                 For purposes of paragraph 5 above, in the case of a consummated tender or exchange offer for all Exchange Property of a particular type, Exchange Property shall be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer with respect to such Exchange Property (in an amount determined on the basis of the rate of exchange in such tender or exchange offer). In the event of a tender or exchange offer with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property shall be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

                                 No adjustments to the Share Ratio will be required unless such Share Ratio adjustment would require a change of at least 0.1% in the Share Ratio then in effect. The Share Ratio resulting from any of the adjustments specified above will be rounded to the nearest one thousandth with five ten-thousandths being rounded upward.

                                 No adjustments to the Share Ratio or to the amount payable at maturity of the Canon CPS will be required other than those specified above. However, the Company may, at its sole discretion, cause the Calculation Agent to make additional adjustments to the Share
                                 Ratio to reflect changes occurring in
                                 relation to the Canon Stock or any other
                                 Exchange Property in other circumstances where the Company determines that it is appropriate, but only to reflect such changes, and not with the aim of spreading investment risk. The required adjustments specified above do not cover all events that could affect the Market Price of the Canon Stock, including, without limitation, a partial tender or exchange offer for the Canon Stock.

                                 The Calculation Agent shall be solely
                                 responsible for the determination and
                                 calculation of any adjustments to the Share
                                 Ratio and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets (including cash) in connection with any corporate event described in paragraph 5 above, and its determinations and calculations with respect thereto shall be conclusive.

                                 The Calculation Agent will provide
                                 information as to any adjustments to the Share Ratio upon written request by any holder of the Canon CPS.

Market Disruption Event.......   "Market Disruption Event" means:

                                    (i) a suspension, absence (including the absence of an official closing price) or material limitation of trading of Canon Stock on the Tokyo Stock Exchange for more than two hours of trading or during the one-half hour period preceding or at the close of trading in such market; or the suspension or material limitation on the primary market for trading in options contracts related to Canon Stock, if available, during the one-half hour period preceding or at the close of trading in the applicable market, in each case as determined by the Calculation Agent in its sole discretion; and

                                    (ii) a determination by the Calculation
                                    Agent in its sole discretion that the
                                    event described in clause (i) above
                                    materially interfered with the ability of the Company or any of its affiliates to unwind all or a material portion of the hedge with respect to the Canon CPS or to purchase Canon Stock for the purpose of delivering the Equivalent Share Amount.

                                 For purposes of determining whether a Market
                                 Disruption Event has occurred: (1) a
                                 limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, (2) a decision to permanently discontinue trading in the relevant option contract will not constitute a Market Disruption Event, (3) limitations pursuant to any rule or regulation enacted or promulgated by the Tokyo Stock Exchange (or other regulatory organization in Japan with jurisdiction over the Tokyo Stock Exchange) on trading during significant market fluctuations will constitute a suspension or material limitation of trading in Canon Stock, (4) a suspension of trading in an options contract on Canon Stock by the primary securities market trading in such options, if available, by reason of (x) a price change exceeding limits set by such securities exchange or market, (y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts will constitute a suspension or material limitation of trading in options contracts related to Canon Stock and (5) a suspension, absence or material limitation of trading on the primary securities market on which options contracts related to Canon Stock are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

Alternative Determination
Date in case of an Event
of Default....................   In case an Event of Default with respect to
                                 any Canon CPS shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Canon
                                 CPS will be determined by the Calculation
                                 Agent and will be equal to the Cash Amount determined as though the Determination Date were the date of acceleration plus any accrued but unpaid interest to but not including the date of acceleration.

Canon Stock; Public
Information...................   Canon is engaged in the design, development,
                                 manufacture and distribution of business machines, cameras and optical and other products. American Depositary Shares representing Canon Stock are registered under the Exchange Act of 1934, as amended (the
                                 "Exchange Act"). Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the
                                 "Commission"). Information provided to or filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C.
                                 20549 or at its Regional Office located at Suite 1400, Citicorp Center, 500 West Madison
                                 Street, Chicago, Illinois 60661 and at Seven
                                 World Trade Center, 13th Floor, New York, New
                                 York 10048, and copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W.,
                                 Washington, D.C. 20549, at prescribed rates.
                                 In addition, information provided to or filed with the Commission electronically can be assessed through a Website maintained by the Commission. The address of the Commission's
                                 Website is http:/www.sec.gov. Information provided to or filed with the Commission by Canon pursuant to the Exchange Act can be located by reference to Commission file number 0-12131. In addition, information regarding Canon may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. The Company makes no representation or warranty as to the accuracy or completeness of such reports.

                                 THIS PRICING SUPPLEMENT RELATES ONLY TO THE
                                 CANON CPS OFFERED HEREBY AND DOES NOT RELATE
                                 TO CANON STOCK OR OTHER SECURITIES OF CANON.
                                 ALL DISCLOSURES CONTAINED IN THIS PRICING
                                 SUPPLEMENT REGARDING CANON ARE DERIVED FROM
                                 THE PUBLICLY AVAILABLE DOCUMENTS DESCRIBED IN THE PRECEDING PARAGRAPH. NEITHER THE COMPANY NOR THE AGENT HAS PARTICIPATED IN THE PREPARATION OF SUCH DOCUMENTS OR MADE ANY DUE DILIGENCE INQUIRY WITH RESPECT TO CANON. NEITHER THE COMPANY NOR THE AGENT MAKES ANY REPRESENTATION THAT SUCH PUBLICLY AVAILABLE DOCUMENTS OR ANY OTHER PUBLICLY AVAILABLE INFORMATION REGARDING CANON ARE ACCURATE OR COMPLETE. FURTHERMORE, THERE CAN BE NO ASSURANCE THAT ALL EVENTS OCCURRING PRIOR TO THE DATE HEREOF (INCLUDING EVENTS THAT WOULD AFFECT THE ACCURACY OR COMPLETENESS OF THE PUBLICLY AVAILABLE DOCUMENTS DESCRIBED IN THE PRECEDING PARAGRAPH) THAT WOULD AFFECT THE TRADING PRICE OF CANON STOCK (AND THEREFORE THE INITIAL STOCK PRICE) HAVE BEEN PUBLICLY DISCLOSED. SUBSEQUENT DISCLOSURE OF ANY SUCH EVENTS OR THE DISCLOSURE OF OR FAILURE TO DISCLOSE MATERIAL FUTURE EVENTS CONCERNING CANON COULD AFFECT THE VALUE RECEIVED AT MATURITY WITH RESPECT TO THE CANON CPS AND THEREFORE THE TRADING PRICES OF THE CANON CPS. NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES MAKE ANY REPRESENTATION TO ANY PURCHASER OF CANON CPS AS TO THE PERFORMANCE OF CANON STOCK.

                                 The Company or its affiliates may presently or from time to time engage in business with Canon including extending loans to, or making equity investments in, Canon or providing advisory services to Canon, including merger and acquisition advisory services. In the course of such business, the Company or its affiliates may acquire non-public information with respect to Canon and, in addition, one or more affiliates of the Company may publish research reports with respect to Canon. The statement in the preceding sentence is not intended to affect the right of holders of the Canon CPS under the securities laws. Any prospective purchaser of a Canon CPS should undertake an independent investigation of Canon as in its judgment is appropriate to make an informed decision with respect to an investment in Canon Stock.

Historical Information........   The following table sets forth the high and
                                 low Market Price during 1995, 1996, 1997, and during 1998 through May 29, 1998. The Market
                                 Price on May 29, 1998 was Yen3,300.  The
                                 Market Prices and Dividends Per Share listed below were obtained from Bloomberg Financial
                                 Markets and the Company believes such
                                 information to be accurate. The historical prices of Canon Stock should not be taken as an indication of future performance, and no assurance can be given that the price of Canon Stock will not decrease so that the beneficial owners of the Canon CPS will receive at maturity cash in an amount that is less than the principal amount of the Canon
                                 CPS. Nor can assurance be given that the price of Canon Stock will increase above the Initial Stock Price so that at maturity the beneficial owners of the Canon CPS will receive cash in an amount in excess of the principal amount of the Canon CPS.

                                                             Dividends Per
        Canon                      High          Low            Share(1)
---------------------           ---------     --------       -------------
(SEDOL #6172323)
1995
       First Quarter......      Yen1,700      Yen1,330        Yen   -
       Second Quarter.....         1,420         1,230              6.25
       Third Quarter......         1,860         1,380              -
       Fourth Quarter.....         1,920         1,670              6.75
1996
       First Quarter......         2,170         1,800              -
       Second Quarter.....         2,330         2,000              6.50
       Third Quarter......         2,300         2,000              -
       Fourth Quarter.....         2,580         2,150              8.50
1997
       First Quarter......         2,780         2,330              -
       Second Quarter.....         3,270         2,690              7.50
       Third Quarter......         3,780         3,080              -
       Fourth Quarter.....         3,670         2,750              9.50
1998
       First Quarter......         3,190         2,620              -
       Second Quarter
       (through May 29,
       1998)..............         3,300         2,740


(1) Dividends are reported at ex-dividend date. The Company makes no representation as to the amount of dividends, if any, that Canon will pay in the future. In any event, holders of the Canon CPS will not be entitled to receive dividends, if any, that may be payable on Canon Stock.



Comparative Historical
Returns.......................   The following table sets forth, for each of
                                 the years in the left hand column, (i) the historical annual rate of return (including dividends) of the Canon Stock in Japanese
                                 Yen, (ii) the historical rate of return
                                 (including dividends) of the Canon Stock stated in U.S. dollars, using the Japanese
                                 Yen/ U.S. Dollar exchange rate at the
                                 beginning and end of each yearly period, and
                                 (iii) the hypothetical annualized rate of return of the Canon CPS (including the 3% coupon), calculated as if the Stock
                                 Percentage Change were determined for each one-year period (although the Stock
                                 Percentage Change will actually be calculated on the basis of a two-year term).

                                 The historical returns of Canon Stock in either Japanese Yen or U.S. Dollars should not be taken as an indication of future performance, and no asssurance can be given that the price of Canon Stock will not decrease with the result that the beneficial owners of the Canon CPS would receive at maturity cash in an amount that is less than the principal amount of the Canon CPS.

             Annual Total             Annual Total            Hypothetical
              Return of                Return of            Annualized Return
          Canon Stock in Yen        Canon Stock in $          of Canon CPS
          ------------------        ----------------        -----------------
1994           10.55%                    24.17%                  12.74%
1995           11.42%                     7.19%                  13.65%
1996           37.70%                    23.19%                  39.90%
1997           19.41%                     5.81%                  21.75%

Hypothetical Movements in
the Japanese Yen/U.S. Dollar
Exchange Rate.................   By linking the amount payable at maturity to
                                 the Stock Percentage Change rather than the U.S. Dollar value of Canon Stock at maturity, the Canon CPS permit the investor to participate in price fluctuations of the Canon Stock without being affected by future changes in the Japanese Yen/U.S. Dollar exchange rate. Based on an initial Japanese
                                 Yen/ U.S. Dollar exchange rate of Yen138/1
                                 U.S. $ and a Market Price of Canon Stock of
                                 Yen3,250 (or U.S. $23.55 at such initial exchange rate) and assuming, solely for the purpose of illustrating the lack of effect of changes in such exchange rate, a hypothetical
                                 20% increase in the Market Price of Canon
                                 Stock to Yen3,900, the following table
                                 illustrates, for a range of Final FX Rates, the variations in the U.S. Dollar value of Canon Stock at maturity (excluding dividends) and compares such values to the total payment on the Canon CPS.


                                                                                                                    Final CPS
                                                                                                                 Internal Rate of
                                                  Canon Change      Final Canon    Canon Change    Final CPS    Return (including
                                Final FX Rate      on TSE (%)       Price (in $)      in $ (%)      Value ($)       3% Coupon)
                                -------------     ------------      ------------   ------------    ----------   -----------------
                                     158            20.00%             24.68           4.81%        1,413.04          26.00%
                                     154            20.00%             25.32           7.53%        1,413.04          26.00%
                                     150            20.00%             26.00          10.40%        1,413.04          26.00%
                                     146            20.00%             26.71          13.42%        1,413.04          26.00%
                                     142            20.00%             27.46          16.62%        1,413.04          26.00%
 Hypothetical Initial FX Rate-->     138            20.00%             28.26          20.00%        1,413.04          26.00%
                                     134            20.00%             29.10          23.58%        1,413.04          26.00%
                                     130            20.00%             30.00          27.38%        1,413.04          26.00%
                                     126            20.00%             30.95          31.43%        1,413.04          26.00%
                                     122            20.00%             31.97          35.74%        1,413.04          26.00%
                                     118            20.00%             33.05          40.34%        1,413.04          26.00%


Use of Proceeds and Hedging...   The net proceeds to be received by the
                                 Company from the sale of the Canon CPS will
                                 be used for general corporate purposes and,
                                 in part, by the Company or one or more of its
                                 affiliates in connection with hedging the
                                 Company's obligations under the Canon CPS.
                                 See also "Use of Proceeds" in the
                                 accompanying Prospectus.  On or prior to the
                                 date of this Pricing Supplement, the Company,
                                 through its subsidiaries and others, may
                                 hedge its anticipated exposure in connection
                                 with the Canon CPS by taking positions in
                                 Canon Stock, options contracts on Canon Stock
                                 listed on major securities markets or
                                 positions in any other instruments that it
                                 may wish to use in connection with such
                                 hedging.   In the event that the Company
                                 pursues such a hedging strategy, the price at which the Company is able to purchase such positions may be a factor in determining the Issue Price of the Canon CPS. Purchase activity could potentially increase the price of Canon Stock, and therefore effectively increase the level to which Canon Stock must rise before a holder of a Canon CPS would receive at maturity cash in an amount that is equal to or greater than the principal amount of the Canon CPS. The
                                 Company, through its subsidiaries, is likely to modify its hedge position throughout the life of the Canon CPS, including on the Determination Date, by purchasing and selling the securities and instruments listed above.
                                 Although the Company has no reason to believe that its hedging activity will have a material impact on the price of Canon Stock, there can be no assurance that the Company will not affect such price as a result of its hedging activities.

United States Federal Income
Taxation......................   The following summary is based on the
                                 advice of Davis Polk & Wardwell, special tax counsel to the Company, ("Tax Counsel") and is a general discussion of the principal potential U.S. federal income tax consequences to holders who are initial holders of the Canon CPS purchasing the Canon
                                 CPS at the Issue Price, and who will hold the Canon CPS as capital assets within the meaning of Section 1221 of the Internal
                                 Revenue Code of 1986, as amended (the
                                 "Code"). This summary is based on the Code, administrative pronouncements, judicial decisions and existing and proposed Treasury
                                 Regulations currently in effect, changes to any of which subsequent to the date of this Pricing Supplement may affect the tax consequences described herein. This summary does not address all aspects of the U.S.
                                 federal income taxation that may be relevant to a particular holder in light of its individual circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws (e.g., certain financial institutions, tax-exempt organizations, dealers in options or securities, or persons who hold a Canon CPS as a part of a hedging transaction, straddle, conversion or other integrated transaction).
                                 As the law applicable to the U.S. federal income taxation of instruments such as the Canon CPS is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

                                 Pursuant to the terms of the Canon CPS, the
                                 Company and every holder of a Canon CPS agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Canon CPS for all U.S. tax purposes as an investment unit consisting of the following components (the "Components"): (i) a contract (the "Forward Contract") that requires the holder of the Canon CPS to pay an amount as described below under "Settlement of the Forward Contract" and entitles the holder to receive a cash amount at maturity as provided above in "Amount Payable at Maturity", and (ii) a deposit with the Company of a fixed amount of cash to secure the Holder's obligation under the Forward Contract (the "Deposit"), which
                                 Deposit bears a yield of     % per annum.
                                 Furthermore, based on the Company's
                                 determination of the relative fair market values of the Components at the time of issuance of the Canon CPS, the Company will allocate 100% of the Issue Price of the Canon CPS to the Deposit and none to the Forward Contract. The Company's allocation of the Issue Price among the Components will be binding on a U.S. Holder of a Canon CPS, unless such U.S. Holder timely and explicitly discloses to the Internal Revenue Service (the "IRS") that its allocation is different from the Company's. The treatment of the Canon CPS described above and the Company's allocation are not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Canon CPS or instruments similar to the Canon CPS for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Canon CPS. DUE TO THE ABSENCE OF AUTHORITIES THAT DIRECTLY ADDRESS INSTRUMENTS THAT ARE SIMILAR TO A CANON CPS, TAX COUNSEL IS UNABLE TO RENDER AN OPINION AS TO THE PROPER U.S. FEDERAL INCOME TAX CHARACTERIZATION OF THE CANON CPS. AS A RESULT, SIGNIFICANT ASPECTS OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE CANON CPS ARE NOT CERTAIN, AND NO ASSURANCE CAN BE GIVEN THAT THE IRS OR THE COURTS WILL AGREE WITH THE CHARACTERIZATION DESCRIBED ABOVE.
                                 ACCORDINGLY, PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN A CANON CPS (INCLUDING ALTERNATIVE CHARACTERIZATIONS OF A CANON CPS) AND WITH RESPECT TO ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION. UNLESS OTHERWISE STATED, THE FOLLOWING DISCUSSIONS ARE BASED ON THE ASSUMPTION THAT THE TREATMENT AND THE ALLOCATION DESCRIBED ABOVE ARE ACCEPTED FOR U.S. FEDERAL INCOME TAX PURPOSES.

                                 U.S. Holders

                                 As used herein, the term "U.S. Holder" means a beneficial owner of a Canon CPS that is, for U.S. federal income tax purposes, (i) a citizen or resident of the U.S., (ii) a corporation created or organized under the laws of the U.S. or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

                                 Tax Treatment of A Canon CPS

                                 Interest on the Deposit. As described above, the Deposit is treated as bearing a yield of
                                     % per annum, which is greater than the
                                 stated interest rate on the Deposit.
                                 Accordingly, the Deposit will be subject to the "original issue discount" rules. A U.S. Holder will include "qualified stated interest" equal to the stated interest on the Canon CPS in income in accordance with the U.S. Holder's method of accounting for federal income tax purposes. Additionally, each U.S. Holder, including a taxpayer who otherwise uses the cash method of accounting, will be required to include original issue discount ("OID") on the Deposit in income as it accrues, in accordance with a constant yield method based on a compounding of interest. Such method will generally cause the U.S. Holder to include OID in each accrual period in an amount equal to the product of the adjusted issue price of the Deposit at the beginning of the accrual period and the yield of the Deposit, less the amount of any qualified stated interest allocable to the accrual period. Because the yield on the Deposit is higher than the stated interest rate, the amount of income recognized by the U.S. Holder will generally be more than the stated interest paid to the U.S. Holder and will increase during the term of the Canon CPS.

                                 Tax Basis.  Based on the Company's
                                 determination set forth above, the U.S.
                                 Holder's tax basis in the Deposit would
                                 initially be 100% of the Issue Price. The
                                 U.S. Holder's tax basis in the Deposit will be subsequently increased by OID accrued with respect thereto.

                                 Settlement of the Forward Contract. Upon the final settlement of the Forward Contract, a U.S. Holder receiving cash would, pursuant to the Forward Contract, be deemed to have applied the Deposit (including the amount of OID accrued) toward the exchange for the cash payment at maturity, and a U.S. Holder would recognize gain or loss. The amount of such gain or loss would be the extent to which the amount of such cash received differs from the U.S. Holder's tax basis in the Deposit.

                                 U.S. Holders should note that while the
                                 accrued but unpaid OID on the Deposit would be taxable as ordinary income, any gain or loss recognized upon the final settlement of the Forward Contract would be capital gain or loss. The distinction between capital gain or loss and ordinary gain or loss is potentially significant in several respects. For example, limitations apply to a U.S. Holder's ability to offset capital losses against ordinary income, and certain U.S. Holders may be subject to lower U.S. federal income tax rates with respect to long-term capital gain than with respect to ordinary gain. U.S. Holders should consult their tax advisors with respect to the treatment of capital gain or loss on a Canon CPS.

                                 A U.S. Holder receiving the Equivalent Share
                                 Amount pursuant to the Forward Contract would be deemed to have applied the Deposit toward the purchase of such Equivalent Share Amount, and such U.S. Holder would not recognize any gain or loss with respect to the Equivalent Share Amount received upon the final settlement of the Forward Contract. A U.S. Holder's tax basis in the Equivalent Share Amount so received would be equal to the U.S. Holder's tax basis in the Deposit allocable thereto. Such U.S. Holder's holding period of the Equivalent Share Amount would start on the day after the Maturity Date.

                                 Sale or Exchange of the Canon CPS. Upon a sale or exchange of a Canon CPS prior to the maturity of the Canon CPS, a U.S. Holder would recognize taxable gain or loss equal to the difference between the amount realized on such sale or exchange and such U.S. Holder's tax basis in the Canon CPS so sold or exchanged. Any such gain or loss would generally be capital gain or loss, as the case may be. Such U.S. Holder's tax basis in the Canon CPS would generally equal the Holder's tax basis in the Deposit. For these purposes, the amount realized does not include any amount attributable to accrued interest or OID on the Deposit, which would be taxed as described under "-- Interest on the Deposit" above.

                                 Possible Alternative Tax Treatments of an
                                 Investment in a Canon CPS

                                 Due to the absence of authorities that
                                 directly address the proper characterization of the Canon CPS, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning a Canon CPS under Treasury regulations governing contingent payment debt instruments (the "Contingent Payment Regulations").

                                 The Company will take the position that the Contingent Payment Regulations do not apply to the Canon CPS. If the IRS were successful in asserting that the Contingent Payment Regulations applied to the Canon CPS, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue as OID, subject to the adjustments described below, income at a "comparable yield" on the Issue Price, regardless of the U.S. Holder's usual method of accounting for federal income tax purposes. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a "comparable yield," be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts (including upon receipt of the Equivalent Share Amount at Maturity). Furthermore, any gain realized with respect to a Canon CPS would generally be treated as ordinary income, and any loss realized would generally be treated as ordinary loss to the extent of the U.S. Holder's prior ordinary income inclusions (which were not previously reversed) with respect to the Canon CPS.

                                 Even if the Contingent Payment Regulations do not apply to the Canon CPS, other alternative U.S. federal income characterizations or treatments of the Canon CPS are also possible, which may also affect the timing and the character of the income or loss with respect to the Canon CPS. It is possible, for example, that a Canon CPS could be treated as including a pre-paid forward contract. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in a Canon CPS.

                                 Proposed Legislation

                                 On February 4, 1998, Representative Barbara
                                 Kennelly released H.R. 3170 (the "Kennelly
                                 Bill"), which, if enacted, would treat a taxpayer owning certain types of derivative positions in property as having "constructive ownership" in that property, with the result that all or a portion of the long term capital gain recognized by such taxpayer with respect to the derivative position would be recharacterized as short term capital gain.
                                 It is unclear whether, if enacted in its present form, the Kennelly Bill would apply to a Canon CPS. If the Kennelly Bill were to apply to a Canon CPS, the effect on a U.S. Holder of a Canon CPS would be to treat all or a portion of the long term capital gain recognized by such U.S. Holder on sale or maturity of the Canon CPS (or the Equivalent Share Amount received thereon) as short term capital gain, but only to the extent such long term capital gain exceeds the long term capital gain that would have been recognized by such U.S. Holder if the U.S. Holder had acquired Canon Stock itself on the issue date of the Canon CPS and disposed of the Canon Stock upon disposition of the Canon CPS (or, where the U.S. Holder elects to receive the Equivalent Share Amount, upon disposition of the Equivalent Share Amount). In addition, the Kennelly Bill would impose an interest charge on the gain that was recharacterized on the sale or maturity of the Canon CPS (or the Equivalent Share Amount received thereon). As proposed, the Kennelly Bill would be effective for gains recognized after the date of enactment. U.S. Holders should consult their tax advisors regarding the potential application of the Kennelly Bill to the purchase, ownership and disposition of a Canon CPS.

                                 Backup Withholding and Information Reporting

                                 A U.S. Holder of a Canon CPS may be subject to information reporting and to backup withholding at a rate of 31 percent of the amounts paid to the U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

                                 Non-U.S. Holders

                                 As used herein, the term "Non-U.S. Holder" means an owner of a Canon CPS that is, for United States federal income tax purposes, (i) a nonresident alien individual, (ii) a foreign corporation, (iii) a nonresident alien fiduciary of a foreign trust or estate or (iv) a foreign partnership one or more of the members of which is, for United States federal income tax purposes, a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign trust or estate. The following summary addresses certain U.S. federal income tax consequences to holders who are initial holders of the Canon CPS purchasing the Canon CPS at the Issue Price, and who will hold the Canon CPS as capital assets within the meaning of Section 1221 of the Code. This summary does not deal with persons that are not Non-U.S. Holders or that are subject to special rules, such as nonresident alien individuals that have lost United States citizenship or that have ceased to be taxed as United States resident aliens, corporations that are treated as foreign personal holding companies, controlled foreign corporations or passive foreign investment companies, and certain other Non-U.S. Holders that are owned or controlled by persons subject to United States federal income tax. In addition, the following summary does not apply to persons for whom interest or gain on a Canon CPS is effectively connected with a trade or business in the United States.

                                 As described above in "United States Federal
                                 Income Taxation-- General," the Company and every holder of a Canon CPS agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Canon CPS for all purposes as an investment unit consisting of the Forward Contract and the Deposit.

                                 Subject to the discussion below concerning backup withholding, payments with respect to a Canon CPS (including the delivery of the Equivalent Share Amount) by the Company or a paying agent to a Non-U.S. Holder, and gain realized on the sale, exchange or other disposition of such Canon CPS, should not be subject to United States federal income or withholding tax, provided that: (i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of the Company entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership, and is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; (ii) the statement required by Section 871(h) or Section 881(c) of the Code has been provided with respect to the beneficial owner, as discussed below;
                                 (iii) such Non-U.S. Holder is not an
                                 individual who is present in the United
                                 States for 183 days or more in the taxable year of disposition, or such individual does not have a "tax home" (as defined in Section 911(d)(3) of the Code) or an office or other fixed place of business in the United States; and (iv) such payment and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

                                 Sections 871(h) and 881(c) of the Code
                                 require that, in order to obtain the
                                 portfolio interest exemption from withholding tax, either the beneficial owner of the Canon CPS, or a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") and that is holding the Canon
                                 CPS on behalf of such beneficial owner, file a statement with the withholding agent to the effect that the beneficial owner of the Canon CPS is not a United States person. Under United States Treasury Regulations, such requirement will be fulfilled if the beneficial owner of a Canon CPS certifies on Internal Revenue Service Form W-8, under penalties of perjury, that it is not a United States person and provides its name and address, and any Financial Institution holding the Canon CPS on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the Non-
                                 U.S. Holder (and furnishes the withholding agent with a copy thereof). With respect to Canon CPS held by a foreign partnership, under current law, the Form W-8 may be provided by the foreign partnership. However, for payments with respect to a Canon CPS after December 31, 1999, unless the foreign partnership has entered into a withholding agreement with the Internal Revenue Service, a foreign partnership will be required, in addition to providing an intermediary Form W-8, to attach an appropriate certification by each partner. Prospective investors, including foreign partnerships and their partners, should consult their tax advisors regarding possible additional reporting requirements.

                                 A Canon CPS held by a Non-U.S. Holder at the time of his death is likely be subject to United States federal estate tax as a result of such individual's death, to the extent of the value of the Forward Contract, if any, unless a relevant estate tax treaty applies.

                                 Possible Alternative Tax Treatments of an
                                 Investment in a Canon CPS

                                 As described above in "United States Federal
                                 Income Taxation--U.S. Holders--Possible
                                 Alternative Tax Treatments of an Investment in a Canon CPS," the IRS may seek to treat the Canon CPS as a debt instrument subject to the Contingent Payment Regulations. If such a characterization were successful, the tax consequences to a Non-U.S. Holder of ownership and disposition of a Canon CPS would be the same as those described immediately above. However, if the IRS sought to recharacterize a Canon CPS as a pre-paid forward contract, it is possible that payments of stated interest made with respect to a Canon CPS would be subject to withholding at a rate of 30%, unless a relevant income tax treaty applies. The Company does not currently intend to withhold on payments of stated interest with respect to a Canon CPS, but will do so if required by law. Due to the absence of authorities that directly address instruments that are similar to a Canon CPS, significant aspects of the U.S. federal income tax consequences of an investment in a Canon CPS are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization of a Canon CPS as an investment unit consisting of the Forward Contract and the Deposit. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in a Canon CPS.

                                 Backup Withholding and Information Reporting

                                 Under current Treasury Regulations, backup withholding at 31% will not apply to payments by the Company made on a Canon CPS if the certifications required by Sections 871(h) or 881(c) are received.

                                 Under current Treasury Regulations, payments on the sale, exchange or other disposition of a Canon CPS made to or through a foreign office of a broker generally will not be subject to backup withholding. However, if such broker is a United States person, a controlled foreign corporation for United States tax purposes, a foreign person 50 percent or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period or, in the case of payments made after December 31, 1999, a foreign partnership with certain connections to the United States, information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Payments to or through the United States office of a broker will be subject to backup withholding and information reporting unless the Non-U.S. Holder certifies, under penalties of perjury, that it is not a United States person or otherwise establishes an exemption.

                                 Non-U.S. Holders of Canon CPS should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such Non-U.S. Holder's United States federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

                                                                       ANNEX A

                   OFFICIAL NOTICE OF EXERCISE OF RIGHT TO
                        RECEIVE EQUIVALENT SHARE AMOUNT

            CANON INC. 3% CURRENCY PROTECTED SECURITIES ("CPS[SM]")
                              DUE JUNE 15, 2000
                               MEDIUM-TERM NOTES

                                         Dated:  [On or prior to the fifteenth
                                          Business Day prior to June 15, 2000]

Morgan Stanley Dean Witter & Co.
1585 Broadway
New York, New York 10036

Morgan Stanley & Co. Incorporated, as
  Calculation Agent
1585 Broadway
New York, New York 10036
Fax No.: (212) 761-0674
(Attn: 5th Fl. Equity Derivatives
  Trader Support/Syndicates)

Dear Sirs:

               The undersigned holder of the Canon Inc. 3% Currency Protected Securities ("CPS[SM]") Due June 15, 2000 of Morgan Stanley Dean Witter & Co. (the "Canon CPS") hereby irrevocably elects to exercise with respect to the number of Canon CPS indicated below, as of the date hereof, provided that such day is prior to the fifteenth Business Day prior to June 15, 2000, the Right to Receive the Equivalent Share Amount as described in Pricing Supplement No.
20 dated                , 1998 (the "Pricing Supplement") to the Prospectus
Supplement dated March 26, 1998 and the Prospectus dated March 26, 1998 related to Registration Statement No. 333-46935. Capitalized terms not defined herein have the meanings given to such terms in the Pricing Supplement. Please date and acknowledge receipt of this notice in the place provided below on the date of receipt, and fax a copy to the fax number indicated, whereupon the Company will deliver Canon ADRs, in accordance with the terms of the Canon CPS described in the Pricing Supplement.

                                          Very truly yours,


                                          -------------------------------------
                                          [Name of Holder]


                                           By:
                                              ---------------------------------
                                              [Title]


                                           ------------------------------------
                                           [Fax No.]


                                          $
                                           ------------------------------------
                                          Number of Canon CPS surrendered for
                                          exchange
Receipt of the above Official
Notice of Exchange is hereby acknowledged

MORGAN STANLEY DEAN WITTER & CO., as Issuer

MORGAN STANLEY & CO. INCORPORATED, as Calculation Agent

By MORGAN STANLEY & CO. INCORPORATED, as Calculation Agent


By:
   --------------------------------------
   Title:

Date and time of acknowledgment
                               ----------